UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-35729

JOYY Inc.

30 Pasir Panjang Road #15-31A Mapletree Business City,

Singapore 117440
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

JOYY Inc. Announces Transfer of Shares of HUYA Inc. to Tencent

On April 28, 2023, JOYY Inc. (Nasdaq: YY) (“JOYY” or the “Company,” formerly known as YY Inc.), a global technology company, entered into a definitive share transfer agreement with Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), pursuant to which the Company will transfer all of its remaining 38,374,463 Class B ordinary shares of HUYA Inc. (NYSE: HUYA) (“Huya”), a leading game live streaming platform in China, to Tencent for an aggregate purchase price of approximately US$219.9 million in cash. The share transfer is expected to be closed on or around May 8, 2023, subject to the satisfaction of customary closing conditions. Immediately after the closing of such share transfer, the Company does not hold any share of Huya.

The Company believes that the share transfer echoes its globalization strategies and makes it well positioned to further grow its global presence and seize new growth opportunities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOYY INC.

By:	/s/ David Xueling Li
	Name:	David Xueling Li
	Title:	Chairman and Chief Executive Officer

Date: April 28, 2023